UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2024

Commission File No. 001-36685

Kelso Technologies Inc.

(Translation of registrant's name into English)

305 - 1979 Old Okanagan Hwy, West Kelowna, British Columbia V4T 3A4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

SUBMITTED HEREWITH

99.1	2024-Q3 Kelso Interim Financial Statements
99.2	2024-Q3 Kelso MD&A
99.3	News Release dated October 17, 2024
99.4	Kelso Form 52-109F2 - CEO Certificate
99.5	Kelso Form 52-109F2 - CFO Certificate

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KELSO TECHNOLOGIES INC.

/s/ Frank Busch

Frank Busch
Interim Chief Executive Officer

Date:  October 17, 2024